UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) (Amendment No. 8)*
Under the Securities Exchange Act of 1934
Valero Energy Partners LP
(Name of Issuer)
Common units representing limited partnership interests
(Title of Class of Securities)
91914J 102
(CUSIP Number)
J. Stephen Gilbert One Valero Way San Antonio, TX 78249 Telephone: (210) 345-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91914J 102

1		NAMES OF REPORTING PERSONS
Valero Energy Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		46,768,586 Common Units
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		46,768,586 Common Units
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,768,586 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 100%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
*	Based on the number of Common Units (46,768,586) issued and outstanding as of January 10, 2019, as reported to the Reporting Persons by the Partnership.

CUSIP No.	91914J 102

1		NAMES OF REPORTING PERSONS
Valero Terminaling and Distribution Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		46,768,586 Common Units
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		46,768,586 Common Units
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,768,586 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 100%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
*	Based on the number of Common Units (46,768,586) issued and outstanding as of January 10, 2019, as reported to the Reporting Persons by the Partnership.

CUSIP No.	91914J 102

1		NAMES OF REPORTING PERSONS
Valero Forest Contribution LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		1,413,512 Common Units
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,413,512 Common Units
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,413,512 Common Units
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 3.00%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)
*	Based on the number of Common Units (46,768,586) issued and outstanding as of January 10, 2019, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D filed on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on March 19, 2015, as amended by Amendment No. 2 to Schedule 13D filed on October 13, 2015, as amended by Amendment No. 3 to Schedule 13D filed on April 1, 2016, as amended by Amendment No. 4 to Schedule 13D filed on August 15, 2016, as amended by Amendment No. 5 to Schedule 13D filed on September 1, 2016, as amended by Amendment No. 6 to Schedule 13D filed on November 2, 2017, as amended by Amendment No. 7 to Schedule 13D filed on October 18, 2018 (as amended, the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.
Subparagraph (a) of Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit F by and among Valero Energy Corporation (“Valero”), Valero Terminaling and Distribution Company (“VTDC”) and Valero Forest Contribution LLC (“Contribution Sub” and, together with Valero and VTDC, the “Reporting Persons”). The names of the Covered Individuals (defined below) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

Subparagraph (c) of Item 2 is hereby amended and restated as follows:

(c) The principal business of Valero and VTDC is the ownership and operation, directly or indirectly, of refineries and other assets supporting refining operations, and the investment in interests in the Partnership. In connection with the Merger (defined below), Contribution Sub was formed by VTDC on November 5, 2018 solely for U.S. tax purposes. Contribution Sub has not conducted any business operations other than those incidental to its formation and the Contribution (defined below) and in connection with the transactions contemplated by the Merger Agreement (defined below), including the preparation of applicable filings under the securities laws. The principal business of Contribution Sub is the investment in interests in the Partnership.

Valero is a publicly traded Delaware corporation. The name and present principal occupation of each director and executive officer of Valero (the “Valero Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Valero is the indirect the sole owner of VTDC and Contribution Sub.

VTDC is a Delaware corporation and an indirect wholly owned subsidiary of Valero. The name and present principal occupation of each director and executive officer of VTDC (the “VTDC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. VTDC is the sole member of (i) Contribution Sub and (ii) Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

Contribution Sub is a Delaware limited liability company, a direct wholly owned subsidiary of VTDC and an indirect wholly owned subsidiary of Valero. Contribution Sub is managed by its sole member, VTDC, and thus does not have any directors. The name and present principal occupation of each executive officer of Contribution Sub (the “Contribution Sub Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

The Valero Covered Individuals, the VTDC Covered Individuals and the Contribution Sub Covered Individuals are collectively referred to as the “Covered Individuals.”

Item 3.	Source and Amount of Funds or Other Consideration.

No changes to this Item.

Item 4.	Purpose of Transaction.

The penultimate paragraph of Item 4 is hereby deleted in its entirety and replaced with the following paragraphs:

On November 8, 2018, VTDC contributed (the “Contribution”) 1,413,512 Common Units to Contribution Sub in exchange for all of the limited liability company interests of Contribution Sub and simultaneously therewith Contribution Sub executed and delivered to the Partnership a counterpart to the Support Agreement pursuant to which Contribution Sub became bound by all of the terms and provisions of the Support Agreement, as if Contribution Sub were an original party to the agreement. The Contribution did not result in any change in beneficial ownership of the Common Units owned by either Valero or VTDC. Upon completion of the Merger, Contribution Sub remained a wholly owned subsidiary of VTDC.

On January 10, 2019, pursuant to the Merger Agreement, Merger Sub was merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership. At the Effective Time, each Common Unit outstanding immediately prior to the Effective Time (other than the Common Units held by the Reporting Persons) was converted into the right to receive $42.25 per Common Unit in cash, without any interest thereon (the “Merger Consideration”) and all such Common Units were automatically cancelled and ceased to exist. Under the terms of the Merger Agreement, immediately prior to the Effective Time, the restricted units (“Restricted Units”) granted under the Valero Energy Partners LP 2013 Incentive Compensation Plan that were outstanding immediately prior to the Effective Time received immediate and full acceleration of vesting and the distribution equivalent rights associated with such Restricted Units were cancelled and ceased to exist. At the Effective Time, each vested Restricted Unit became entitled to receive the Merger Consideration. Additionally, effective upon the closing of the Merger, Robert S. Beadle, Timothy J. Fretthold and Randall J. Larson resigned as directors of the VLP GP Board.

As a result of the closing of the Merger, the Reporting Persons became the beneficial owners of all of the Common Units of the Partnership.  Following the closing of the Merger, the Partnership’s Common Units ceased to be listed on the New York Stock Exchange and will, as promptly as possible, be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer.

Subparagraph (a) of Item 5 is hereby amended and restated as follows:

(a)(1)          Valero does not directly own any Common Units; however, as the indirect sole owner of VTDC and Contribution Sub, it may be deemed to beneficially own 45,355,074 Common Units held of record by VTDC and 1,413,512 Common Units held of record by Contribution Sub, or 46,768,586 Common Units in the aggregate, which represents approximately 100% of the outstanding Common Units.

(2)          VTDC is the record owner of 45,355,074 Common Units and, as the sole member of Contribution Sub, may be deemed to beneficially own 1,413,512 Common Units held of record by Contribution Sub. Consequently, VTDC may be deemed to beneficially own 46,768,586 Common Units in the aggregate, which represents approximately 100% of the outstanding Common Units.

(3)          Contribution Sub is the record owner of 1,413,512 Common Units, which represents approximately 3.00% of the outstanding Common Units.

(4)          As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by Valero and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Subparagraph (b) of Item 5 is hereby amended and restated as follows:

(b)          The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

Subparagraph (c) of Item 5 is hereby amended and restated as follows:

(c)          On December 17, 2018, Richard F. Lashway and Jay D. Browning, each of whom are Covered Individuals, made charitable donations of 2,440 Common Units and 5,500 Common Units, respectively. On December 20, 2018, Joseph W. Gorder, a Covered Individual, made a charitable donation of 50,000 Common Units. No consideration was received with respect to any of these charitable donations.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    No changes to this Item.

Item 7.	Material to Be Filed as Exhibits.
No changes to this Item.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 10, 2019

VALERO ENERGY CORPORATION		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ J. Stephen Gilbert	By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert		Name: J. Stephen Gilbert
Title: Secretary		Title: Senior Vice President and Secretary

VALERO FOREST CONTRIBUTION LLC

By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert
Title: Senior Vice President and Secretary

EXHIBIT A

Directors and Executive Officers of Valero Energy Corporation

Name	Principal Occupation	Citizenship
Joseph W. Gorder	Chairman of the Board, President and Chief Executive Officer	United States
H. Paulett Eberhart	Director	United States
Kimberly S. Greene	Director	United States
Deborah P. Majoras	Director	United States
Donald L. Nickles	Director	United States
Philip J. Pfeiffer	Director	United States
Robert A. Profusek	Director	United States
Stephen M. Waters	Director	United States
Randall J. Weisenburger	Director	United States
Rayford Wilkins Jr.	Director	United States
Jason W. Fraser	Executive Vice President and General Counsel	United States
Donna M. Titzman	Executive Vice President and Chief Financial Officer	United States
R. Lane Riggs	Executive Vice President and Chief Operating Officer	United States
Gary K. Simmons	Senior Vice President–Supply, International Operations and Systems Optimization	United States

Directors and Executive Officers of Valero Terminaling and Distribution Company

Name	Principal Occupation	Citizenship
Joseph W. Gorder	Chief Executive Officer, President and Director	United States
Jason W. Fraser	Executive Vice President and General Counsel	United States
Donna M. Titzman	Executive Vice President and Chief Financial Officer	United States
R. Lane Riggs	Executive Vice President	United States

Executive Officers of Valero Forest Contribution LLC

Name	Principal Occupation	Citizenship
Joseph W. Gorder	Chief Executive Officer	United States
Donna M. Titzman	Executive Vice President and Chief Financial Officer	United States
Jason W. Fraser	Executive Vice President and General Counsel	United States
Richard F. Lashway	President and Chief Operating Officer	United States

EXHIBIT F

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: January 10, 2019

VALERO ENERGY CORPORATION		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ J. Stephen Gilbert	By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert		Name: J. Stephen Gilbert
Title: Secretary		Title: Senior Vice President and Secretary

VALERO FOREST CONTRIBUTION LLC

By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert
Title: Senior Vice President and Secretary